Exhibits

Exhibit 12

COMPUTATION  OF  EARNINGS  TO  FIXED  CHARGES  RATIO
FROM  CONTINUING  OPERATIONS
(IN  THOUSANDS  OF  DOLLARS,  EXCEPT  RATIO  DATA)

	YEAR ENDED

	Dec. 29, 2002	Dec. 30, 2001	Dec. 31, 2000	Dec. 26, 1999	Dec. 27, 1998

FIXED CHARGES COMPUTATION

INTEREST EXPENSE:
NET INTEREST EXPENSE	$74,251	$98,872	$114,422	$92,247	$101,420
PLUS CAPITALIZED INTEREST	718	1,961	2,230	5,197	4,516

GROSS INTEREST EXPENSE	74,969	100,833	116,652	97,444	105,936

PROPORTIONATE SHARE OF INTEREST EXPENSE OF 50% OWNED PERSONS

INTEREST COMPONENT OF RENT EXPENSE	8,671	8,641	8,774	8,229	7,688

TOTAL FIXED CHARGES	$83,640	$109,474	$125,426	$105,673	$113,624

EARNINGS COMPUTATION

PRETAX EARNINGS	$448,670	$307,399	$525,290	$568,015	$507,916

ADD: FIXED CHARGES	83,640	109,474	125,426	105,673	113,624

LESS: CAPITALIZED INTEREST	(718)	(1,961)	(2,230)	(5,197)	(4,516)

ADD: DISTRIBUTIONS IN EXCESS OF (LESS THAN) EARNINGS OF INVESTEES	57,418	32,519	1,505	2,506	(21,856)

TOTAL EARNINGS AS ADJUSTED	$589,010	$447,431	$649,991	$670,997	$595,168

RATIO OF EARNINGS TO FIXED CHARGES	7.0:1	4.1:1	5.2:1	6.3:1	5.2:1

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